

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2011

Mr. Paolo Scaroni
Chief Executive Officer
Eni S.p.A.
1 Piazzale Enrico Mattei
00144 Rome, Italy

> **Re: Eni S.p.A.**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed April 26, 2010**
> **Response Letter Dated October 29, 2010**
> **File No. 001-14090**

Dear Mr. Scaroni:

We have reviewed your response letter dated October 29, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

General

1.   We note from the disclosure on pages 11, 33, and elsewhere that you continue to operate in Iran. We also are aware of an August 2010 public news report indicating that an oil rig of your unit, Saipem, under construction in China, will explore for oil off Cuba, and of a September 2010 public news report that you are scheduled to lift 80,000 metric tons of heavy crude from Syria in October 2010. As you know, Iran, Syria, and Cuba are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please provide us with information regarding your contacts with Iran, Syria, and Cuba since your letter to us dated July 9, 2007. Your response should describe any investments and capital expenditures you have

made in any of those countries, and any goods, services, technology, information, or support you have provided into any of those countries, directly or indirectly, since your above-referenced letter, as well as any agreements, arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments since that time.

Your response should include the amount(s) of any leasing fees and other payments you have made and/or are required to make to Iran as a result of agreements regarding your operations in oil and gas fields in that country since the above-referenced letter. Your discussion should cover both cash payments and payments in kind, and should include descriptions of any production-sharing contracts and/or other payments from production. Finally, please discuss, with a view to disclosure in future filings, as appropriate, the applicability of Section 102 of the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 to your activities related to Iran.

2. Please provide us with current information regarding proven and probable reserves for the oil fields and for the gas fields you have developed in Iran. Provide us also with current information regarding the total production from the oil fields and from the gas fields, specifying any percentage of the production that is retained by you.

3. Please discuss the materiality of any contacts with Iran, Syria, and Cuba that you describe in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of revenues, assets, and liabilities associated with each of Iran, Syria, and Cuba for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, and Cuba.

Information on the Company, page 20

Business Overview, page 25

Exploration & Production, page 25

Disclosure of Reserves, page 25

4.   We have read your response to comment 1 in our letter dated September 28, 2010. Please provide an illustration of how you calculate reserves from the Zubair oil field by the economic interest method.

Financial Statements

Non-current assets, page F-33

Note 8 - Property plant and equipment, page F-33

5.   In your response to comment 4 in our letter dated September 28, 2010 you state that your impairment model using a post tax discount rate and cash flows results in an impairment assessment that is substantially equal to an assessment based on a pre-tax discount rate and cash flows. Further, we note you have disclosed this assertion at Notes 8 and 10 of your financial statements. Please expand your disclosure to include the after-tax discount rate used and the effective pre-tax rate.

Exhibit 15

6.   We note your response to prior comment number 7 in our letter dated September 28, 2010 and your plan to file revised reports under cover of a From 6-K. Please note that, given the nature of the revisions involved, we believe that an amended Form 20-F, including revised reports from the third part engineering firms, is required.

7.   We note your response to prior comment number 7 from our letter dated September 28, 2010. Explain to us in greater detail why you believe that information regarding actual average oil, NGL and natural gas prices by geographic location cannot be provided without disclosing commercially sensitive data. Your response should identify the specific product(s) and geographic area(s) for which you believe disclosure cannot be provided. For each product and area identified, clearly and thoroughly explain why you believe the disclosure cannot be provided. As part of your response, describe the nature and terms of the sales arrangements for the identified products and areas and indicate both the range of prices and the actual average price used. Separately address the reports of each of the third party engineering firms.

You may contact Jenifer Gallagher at (202) 551-3706 or Brad Skinner, Senior Assistant Chief Accountant at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik at (202) 551-3333 if you have questions regarding comments 1 through 3 included in this letter. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director